Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2008

INTRODUCTION

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the three-month periods ended March 31, 2008 and 2007, and it should be read together with the Company’s corresponding interim Consolidated Financial Statements and the 2007 annual Management’s Discussion and Analysis (“MD&A”). The interim Consolidated Financial Statements and this interim MD&A have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

Presentation of financial information

Financial data have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figure 5. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements

This MD&A includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the section “Risk factors” in the Company’s 2007 annual MD&A.

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company’s expectations as of May 15, 2008, the date on which this MD&A has been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

Quebecor World Inc. is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

1.              Creditor protection and restructuring

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“Quebecor World” or the “Company”) obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Company, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s European and Latin American subsidiaries are not subject to the Insolvency Proceedings. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, and, pursuant to subsequent orders of the Court rendered on February 19, 2008 and May 9, 2008, respectively this stay period was extended first to May 12, 2008 and then to July 25, 2008 in Canada. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final Plan. Any such Plan will be subject to approval by affected creditors, as well as court approval.

The Company became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. On January 24, 2008 pursuant to the Insolvency entered into by the Company, an amount of $413.0 million was paid in order to terminate the North American securitization program.

The Insolvency Proceedings also triggered defaults under substantially all other debt obligations of the Applicants. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants expect that the preparation of the business plan will be completed in the second quarter of 2008. It is anticipated that the business plan will reflect the Applicants’ expectations of future operating performance. Once the business plan has been completed, a Plan will be developed and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that the Applicants will be able to implement a Plan.

The Company has indicated that it intends to apply to the Court and the U.S. Bankruptcy Court to extend the stay period beyond July 25, 2008 in order to obtain further time to consult with stakeholders and develop a Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present a Plan, or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 10, the Company’s UK subsidiary was placed into administration on January 28, 2008.

Contributing factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of its European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Company to repurchase certain senior notes in order to avoid breaching certain financial ratios, while also facing reduction in amounts available under its revolving bank facility.

More recent events further hindered the Company’s efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

On December 17, 2007, the Board of Directors of QWI appointed Jacques Mallette as President and Chief Executive Officer in order to execute the business plan of the Company.

On December 31, 2007, the Company obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Company failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Company and certain of its subsidiaries being in default of its obligations under its revolving bank facility, its Equipment financing credit facility and its North American securitization program.

As a result of the unsuccessful efforts of the Company to obtain new financing, the inability to conclude the proposed sale of its European operations and the operational demands of the Company, by mid-January 2008, the Company was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

On April 29, 2008, the Company announced the appointment of Randy Benson as Chief Restructuring Officer reporting to the Restructuring Committee of the Board of Directors. His mandate is principally to develop a restructuring plan with a view of quickly emerging from creditor protection as a strong company in our industry.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian generally accepted accounting principles as applied by the Company prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a Plan. During the period, Debtor-In-Possession (“DIP”) financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, allowed claims arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian Generally Accepted Accounting Principles (“GAAP”), to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Company to the Insolvency Proceedings triggered impairment tests as of December 31, 2007 and March 31, 2008 for its property, plant, and equipment, and goodwill. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets or goodwill.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment and goodwill, the valuation of future income tax assets and of contract acquisition costs.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares will have any material value following the approval of a Plan. There is a risk such shares could be cancelled.

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 11, 2008 and March 27, 2008, the “DIP Credit Agreement”) between the Company and Quebecor World (USA) Inc., both a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, Morgan Stanley Senior Funding Inc., and Wells Fargo Foothill Inc., as Co-Syndication Agents.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate or Eurodollar or Banker’s Acceptance or Canadian prime rate, plus applicable margin and a $600 million term loan (“DIP Term Loan”), bearing interest at variable rates based on Base rate, Eurodollar, plus applicable margin, which was fully drawn following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be borrowed again. Under the Revolving DIP Facility, the availability of funds is determined by a formula based on a percentage of eligible assets available as security. The unused portion of the DIP Credit Agreement is subject to a commitment fee of 0.50% per annum. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. As at March 31, 2008 and May 12, 2008, the Company had drawn $600 million and $619.6 million, respectively, on the DIP facilities.

The DIP Credit Agreement contains certain restrictive financial and operating covenants which were met as of March 31, 2008.

The DIP Revolving Facility and DIP Term loan are secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World Inc. and the U.S. subsidiaries subject to the U.S. Proceedings. The liens are junior to the liens securing the Company’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which was granted prior to the Filing Date to the extent such liens are valid, perfected and not voidable. The DIP Revolving Facility and DIP Term loan are also guaranteed by substantially all of the Company’s direct and indirect subsidiaries.

The DIP Revolving Facility and DIP Term loan mature on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be prepaid or accelerated upon the occurrence of an event of default and contains mandatory prepayments including, among other things, the net proceeds of certain asset sales, issuance of debt securities and certain extraordinary receipts.

Should the Court refuse to grant further extensions of the stay period, this would constitute an event of default under the DIP Credit Agreement and the debt could become due and payable immediately, which would, in all likelihood, lead to the liquidation of all the Applicants’ assets.

The Company’s DIP Revolving Facility and DIP Term loan provide for various restrictions on, among other things, the Company’s ability to incur additional debt, secure such debt, make investments, dispose of its assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Facility, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The Court limits the amounts of funding available for the European and Latin America subsidiaries. The maximum amounts are EUR25 million and $10 million, respectively, in addition to a $5 million amount for non-debtor North American or Latin American subsidiaries. As of May 12, 2008, an amount of EUR13 million was funded for the European subsidiaries and $6 million was used to fund Latin American operations.

Accounting policies applicable to an entity under Creditor Protection

As a result of the Insolvency Proceedings, the Company will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Company is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business will be reported separately as reorganization items (see Note 4). Cash flows related to reorganization items have been disclosed separately.

While payments may not be made on liabilities subject to compromise, including long-term debt, interest on debt obligations will continue to be recognized. Interest is not a reorganization item. The consolidated balance sheet distinguishes pre-filing liabilities subject to compromise on any debt from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (see Note 5). Liabilities that may be affected by the Plan may be settled for lesser amounts and the resulting adjustments may be material, no claims procedure has yet been established.

Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings are required to include disclosure of entities in reorganization proceedings, including disclosure of Condensed Combined Financial Information of the entities in the reorganization proceedings, including disclosure of the amount of inter-company receivables and payables therein (see Note 6).

SOP 90-7 has been applied effective January 21, 2008, and for subsequent reporting periods while the Company continues to operate under creditor protection.

The resulting changes in reporting are described in Note 4 Reorganization Items, Note 5 Liabilities Subject to Compromise and Note 6 Condensed Combined Financial Information.

2.              Financial review

The Company assesses performance based on, among other measures, operating income and Adjusted EBIT (Figure 5). The following financial review focuses only on continuing operations.

Revenue by Print Service - Worldwide ($ millions)

Three months ended March 31 (Continuing Operations)

Figure 1

2.1            First quarter review

The Company’s consolidated revenues for the first quarter of 2008 were $1.26 billion, a 9.2% decrease when compared to $1.39 billion for the same period in 2007. Excluding the impact of currency translation (Figure 2), revenues were $1.20 billion for the quarter, down 13.6% compared to the same period in 2007. The decrease in revenues resulted from plant closures, the impact of the Insolvency Proceedings, decreased volumes and continued price pressures as further discussed in the “Segment results” section. In the first quarter of 2008, Adjusted EBIT decreased to $(34.8) million compared to $11.2 million for the same period in 2007. Adjusted EBIT margin was (2.8)% for the first quarter, compared to 0.8% for the same period in 2007. These results were impacted by the loss on abandonment of business and disposals of $32.0 million related to the UK subsidiary placed into administration.

Impact of Foreign Currency

($ millions)

Three months ended
March 31, 2008

Foreign currency favorable impact on revenues	$61.2

Foreign currency unfavorable impact on operating income	$(8.4)

Figure 2

Paper sales, excluding the effect of currency translation, decreased by 17.7% for the first quarter of 2008, compared to the same period in 2007. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the first quarter of 2008 decreased by 8.1% to $1.08 billion compared to $1.18 billion for the corresponding period in 2007. The decrease compared to the first quarter of 2007 is explained mostly by decreases in sales volume and labor costs. Gross profit margin was 14.5% in the first quarter of 2008 compared to 15.6% in 2007. Excluding the negative impact of currency, gross profit margin increased to 14.8% in the first quarter of 2008.

Selling, general and administrative expenses for the first quarter of 2008 were $114.0 million compared with $113.4 million for the same period in 2007. Excluding the unfavorable impact of currency translation of $6.7 million, selling, general and administrative expenses decreased by 5.4% compared to the same period last year.

Securitization fees were nil for the first quarter of 2008, compared to $5.9 million for the first quarter of 2007. The variation is explained by the termination of the North American program as of January 23, 2008 as well as the termination of the European program in December 2007, which was then replaced by the European factoring program included on the Company’s balance sheet.

Depreciation and amortization expenses were $71.7 million in the first quarter of 2008, compared with $75.2 million for the same period in 2007.

Loss on abandonment of business and disposals for the first quarter of 2008 was $32.0 million and related to the abandonment of its UK subsidiary placed into administration. The loss of $11.0 million in 2007 was attributable to the disposal of the Lille, France facility.

During the first quarter of 2008, the Company recorded impairment of assets, restructuring and other charges (“IAROC”) of $39.4 million, compared to $29.5 million for the same period in 2007. The charge for the quarter was mainly related to the closure and consolidation of facilities in North America as well as the impairment of long-lived assets in North America and Europe. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Financial expenses were $82.0 million in the first quarter of 2008, compared to $33.9 million for the same period in 2007. The increase is mainly due to the amortization of financing costs of $53.9 million and by the effect of higher interest rates on the DIP facility and a higher level of debt, partially offset by net gains on foreign exchange.

The Company recorded Reorganization items which represent post-filing expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The total expense for the first quarter of 2008 is $14.2 million. The cash flow usage amounts to $3.9 million and relates primarily to professional fees.

Income tax expense was $17.2 million in the first quarter of 2008, compared to a recovery $14.1 million for the same period in 2007. Income tax expense before IAROC was $15.8 million in the first quarter of 2008, compared to a recovery of $7.7 million for the same period last year.

For the first quarter ended March 31, 2008, the Company reported a loss per share of $1.29 compared to a loss per share of $0.34 for the same period in 2007. These results incorporated IAROC, net of income taxes, of $38.0 million or $0.26 per share compared with $23.1 million or $0.17 per share for the same period in 2007. Adjusted loss per share was $1.03 in the first quarter of 2008 compared to $0.17 in the same period of 2007.

2.2            Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions, except per share data)

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Consolidated Results
Revenues	$1,264.6	$1,520.1	$1,414.6	$1,360.1	$1,393.4	$1,620.4	$1,546.2	$1,452.2
Adjusted EBITDA	41.4	130.3	125.6	114.0	92.0	170.2	150.6	130.6
Adjusted EBIT	(34.8)	1.8	43.2	33.9	11.2	74.2	67.3	50.4
IAROC	39.4	105.4	132.7	36.0	29.5	46.2	11.6	31.4
Goodwill impairment charge	—	1,832.9	166.0	—	—	—	—	—
Operating income (loss)	(74.2)	(1,936.5)	(255.5)	(2.1)	(18.3)	28.0	55.7	19.0
Operating margin	(5.9)%	(127.4)%	(18.1)%	(0.2)%	(1.3)%	1.7%	3.6%	1.3%
Adjusted EBIT margin	(2.8)%	0.1%	3.1%	2.5%	0.8%	4.6%	4.3%	3.5%
Net income (loss) from continuing operations	(190.0)	(1,826.1)	(315.1)	(21.1)	(38.1)	11.6	19.2	(6.5)
Net income (loss)	(190.0)	(1,826.1)	(315.1)	(21.1)	(38.1)	11.4	18.9	(7.2)

Per Share Data
Earnings (loss)
Basic and diluted	$(1.29)	$(13.87)	$(2.42)	$(0.20)	$(0.34)	$0.03	$0.09	$(0.11)
Adjusted diluted	$(1.03)	$(0.06)	$(0.36)	$—	$(0.17)	$0.28	$0.17	$0.10

Figure 3

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

Adjusted EBITDA trend

Adjusted EBITDA for the first quarter of 2008 was lower than last year due to volume declines, price pressures, and the loss on abandonment of business and disposals of $32.0 million related to the UK subsidiary placed into administration in January 2008. These more than offset the year-over-year improvements, achieved in the first quarter of 2008, resulting from the retooling initiatives and restructuring process.

Overall performance for the previous eight quarters was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press shutdowns as well as plant closures. In the first quarter of 2008, the Company continued to face difficult market conditions, resulting in price erosion worldwide and decreased volume in certain of the Company’s markets. The retooling benefits, as well as strategic options to create growth in some of the Company’s segments are intended to help reverse this negative trend.

Seasonal impact

Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 3).

IAROC impact

Significant IAROC have resulted from the Company’s focus on cost reduction and retooling activities undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company’s long-term cost structure and is expected to improve efficiency across the platform. As at March 31, 2008, the Company recorded IAROC of $39.4 million relating to its North American, European and Latin American platforms. Of that amount, $18.8 million was related to an impairment charge of long-lived assets for North American and European facilities, $20.6 million related to restructuring charges incurred in 2008 for the closure of North American facilities and the continuation of prior year initiatives.

Goodwill impairment charge impact

Throughout 2006, the European reporting unit continued to be severely impacted by poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies. Quebecor World completed its annual goodwill impairment test in the third quarter of 2007, taking into account financial information such as the proposed sale/merger of its European operations. Consequently, management determined that the entire carrying amount of goodwill for the European reporting unit was not recoverable and a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter of 2007. In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude the previously announced sale/merger of its European operations combined with a decline in its stock price triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company recorded a total impairment charge of $1,832.9 million related to its North American and Latin American reporting units.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the difficult market environment, which more than offset some of the benefits from Quebecor World’s restructuring process and the decreased costs from other initiatives mentioned above. Competition in the industry remains intense as the industry is still in the process of consolidation, evidenced by several recent mergers. The publishing market is largely constant in volumes, while the primary demand for printed marketing materials is stable with low growth. The Company is focusing on adding customer value and improving productivity through continuous improvement projects and the recent deployment of next generation technology, in order to create an operating network capable of being highly competitive in this market.

2.3       Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

Segment Results of Continuing Operations ($ millions)

Selected Performance Indicators

							Inter-Segment
Three months ended	North America		Europe		Latin America		and Others		Total
March 31,	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$946.0	$1,077.2	$250.1	$253.3	$68.5	$63.9	$-	$(1.0)	$1,264.6	$1,393.4
Adjusted EBITDA	76.4	100.7	(32.2)	(12.2)	5.0	5.5	(7.8)	(2.0)	41.4	92.0
Adjusted EBIT	14.8	37.3	(43.4)	(26.5)	1.7	2.5	(7.9)	(2.1)	(34.8)	11.2
IAROC	36.5	17.8	2.8	11.7	0.1	—	—	—	39.4	29.5
Operating income (loss)	(21.7)	19.5	(46.2)	(38.2)	1.6	2.5	(7.9)	(2.1)	(74.2)	(18.3)
Adjusted EBITDA margin	8.1%	9.3%	(12.9)%	(4.8)%	7.3%	8.6%			3.3%	6.6%
Adjusted EBIT margin	1.6%	3.5%	(17.4)%	(10.4)%	2.4%	4.0%			(2.8)%	0.8%
Operating margin	(2.3)%	1.8%	(18.5)%	(15.0)%	2.2%	4.0%			(5.9)%	(1.3)%

Capital expenditures	$17.9	$46.1	$4.3	$29.6	$0.6	$0.9	$—	$0.5	$22.8	$77.1
Change in non-cash balances related to operations, cash flow (outflow)	$(209.7)	$32.3	$61.6	$(28.5)	$(16.6)	$(2.3)	$238.2	$39.5	$73.5	$41.0

										Figure 4

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

North America

The North American segment is comprised of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada, Logistics, Premedia and other value added services. North American revenues for the first quarter of 2008 were $946.0 million, down 12.2% from $1,077.2 million for the same period in 2007. Excluding the effect of currency translation and the unfavorable impact of paper sales, revenues decreased by 8.5% in the first quarter compared to the same period last year. Revenues in the North American segment continued to be impacted by negative price pressures and volume declines. Volume in North America decreased during the first quarter of 2008 partly due to the restructuring initiatives in the Magazine and Canada groups, as well as the general state of the economy and the impact of the Insolvency Proceedings. Furthermore, volumes in the Book group and the Catalog group have each been affected by the loss of an important customer. Finally, the Canada group continued to be impacted by the strength of the Canadian dollar resulting in lower denominated U.S. sales.

Operating income and margin in North America decreased in the first quarter of 2008 compared to the same period in 2007. Operating income in North America was impacted by the competitive market conditions. The decrease was partly offset by cost reduction initiatives and efficiencies realized through productivity gains in the Magazine and the Catalog groups.

Year-over-year, the North American workforce was reduced by 1,047 employees, or approximately 4.9%, mainly explained by the downsizing of operations of Magog facility in Quebec prior to its closure, which was completed in the first quarter of 2008.

Europe

The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the first quarter of 2008 were $250.1 million, down 1.3% from $253.3 million for the same period in 2007. Excluding the impact of currency translation and paper sales, revenues were down 10.7% for the first quarter of 2008 compared to the same period last year. Overall, volume decreased in the first quarter of 2008, mostly due to France and the abandonment of the Company’s business in the UK. This shortfall was however partly offset by a more than 20% increase in volume in Belgium, which resulted in part by shift of volume from France.

The operating income and margin for the European segment decreased in the first quarter of 2008 compared to the same period in 2007, following the loss of $32.0 million on the abandonment of the Company’s UK subsidiary. Otherwise, operating income would have remained constant, excluding the loss of $11.0 million on the disposal of Lille, France facility recorded in the first quarter of 2007.

Year-over-year, the European workforce was reduced by approximately 9.0%, or 333 employees.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America’s revenues for the first quarter of 2008 were $68.5 million, up 7.2% from $63.9 million for the same period in 2007. Excluding the impact of foreign currency and paper sales, revenues for the first quarter of 2008 were down 1.1% compared to last year. Overall, operating income and margin for the Latin American segment were slightly lower than those seen in the same period last year.

2.4            Impairment of assets and restructuring initiatives

Quebecor World has undertaken various restructuring initiatives in order to ensure facilities are producing optimal pressroom efficiencies and higher returns. Restructuring costs relate largely to plant closures and workforce reductions related to current and prior years’ initiatives. A description of these initiatives is provided in the Notes to the Consolidated Financial Statements for the three-month periods ended March 31, 2008 and 2007.

The restructuring initiatives in the first quarter of 2008 affected 1,061 employees in total, of which 158 positions had been eliminated as of March 31, 2008 and 903 are expected to be eliminated. However, the Company estimates that 329 new jobs may be created in other facilities. The execution of prior years’ initiatives resulted in the elimination of 233 jobs for the three-month period ended March 31, 2008 and 128 are still to come.

As at March 31, 2008, the balance of the restructuring reserve was $31.6 million. The total cash disbursement related to this reserve is expected to be $30.0 million for the remainder of 2008. Finally, the Company expects to record a charge of $15.1 million in upcoming quarters for the restructuring initiatives that have already been announced at March 31, 2008.

Reconciliation of non-GAAP measures

($ millions, except per share data)

	Three months ended March 31,
	2008	2007
Operating income from continuing operations- adjusted
Operating loss (“EBIT”)	$(74.2)	$(18.3)
Impairment of assets, restructuring and other charges ("IAROC")	39.4	29.5
Adjusted EBIT	$(34.8)	$11.2
Operating loss (“EBIT”)	$(74.2)	$(18.3)
Depreciation of property, plant and equipment(1)	71.7	75.2
Amortization of other assets (1)	4.5	5.6
Operating income (loss) before depreciation and amortization (“EBITDA”)	$2.0	$62.5
IAROC	39.4	29.5
Adjusted EBITDA	$41.4	$92.0

Loss per share from continuing operations
Loss from continuing operations	$(190.0)	$(38.1)
IAROC (2)	38.0	23.1
Adjusted loss from continuing operations	$(152.0)	$(15.0)
Net income allocated to holders of preferred shares	—	7.2
Adjusted loss from continuing operations available to holders of equity shares	(152.0)	(22.2)
Diluted average number of equity shares outstanding (in millions)	147.5	131.8
Loss per share from continuing operations
Diluted	$(1.29)	$(0.34)
Adjusted diluted	$(1.03)	$(0.17)

Free Cash Flow
Cash provided by operating activities	$85.6	$73.4
Dividends on preferred shares	—	(7.1)
Additions to property, plant and equipment	(22.8)	(77.1)
Net proceeds from disposal of assets	1.1	36.6
Free cash flow	$63.9	$25.8

		Figure 5

Adjusted: Defined as before IAROC and goodwill impairment charge

(1) As reported in the Consolidated Statements of Cash Flows

(2) Net of income taxes of $1.4 million for the first quarter of 2008 ($6.4 million for the first quarter of 2007)

3.              Liquidity and capital resources

3.1            Operating activities

	Three months ended March 31
Cash provided by operating activities ($ millions)	2008	2007
	$85.6	$73.4

Cash flow from operating activities increased in the first quarter of 2008 due to lower level of trade receivables compared to the same period last year.

The working capital deficiency was $2,590.9 million as at March 31, 2008, compared to $1,069.4 million as at December 31, 2007. The change is due mainly to the increase in liabilities subject to compromise offset by a decrease in the short-term portion of the long-debt and by the repayment of $413.0 million of the North American secured financing during the first quarter of 2008.

3.2            Financing activities

	Three months ended March 31
Cash provided financing activities ($ millions)	2008	2007
	$176.1	$—

In the first quarter of 2008, the Company received the DIP proceeds of $556.5 million, net of issuance costs, and repaid its North American securitization program for $413.0 million, which was terminated as a result of the Insolvency Proceedings. In the first quarter of 2007, Quebecor World paid dividends on preferred shares totalling $7.1 million.

3.3            Investing activities

	Three months ended March 31
Cash used in investing activities ($ millions)	2008	2007
	$63.8	$46.5

Additions to property, plant and equipment

In the first quarter of 2008, the Company invested $22.8 million in capital projects, compared to $77.1 million during the same period in 2007. Of that amount, approximately 60% was for organic growth, including expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of the Company’s existing structure. In the first quarter of 2007, the organic growth spending amounted to 80%.

Restricted Cash

During the first quarter of 2008, the Company set up a cash collateral account in the amount of $22.5 million in order to use secured pre-petition QW Memphis Corp. inventories. In addition, the Company provided CA $20 million in cash collateral to a major Canadian financial institution in order to maintain Canadian cash management services.

Proceeds from disposal of assets

During the first quarter of 2008, proceeds on disposal of assets amounted to $1.1 million compared to $36.6 million in 2007. These proceeds came from the disposal of machinery and equipment in the North American platform.

4.              Financial position

4.1            Free cash flow

	Three months ended March 31
Free cash flow ($ millions)	2008	2007
	$63.9	$25.8

The Company reports free cash flow because it is a measure used by management to evaluate its liquidity (Figure 5). Free cash flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The increase in free cash flow was due mainly to a decrease in capital expenditures and dividends paid on preferred shares, partly offset by a decrease in proceeds from disposals of assets.

4.2            Financial covenants and credit ratings

Financial covenants

On January 16, 2008, since the Company had not obtained the $125.0 million of new financing, as had been required under the terms of the revolving bank facility and North American securitization program waivers, the Company became in default under its revolving bank facility, its Equipment financing facility and its North American securitization program. Upon filing for creditor protection in the Insolvency Proceedings on January 21, 2008, the Company became in default under substantially all of its other debt agreements and instruments.

The Company is subject to certain financial covenants in the DIP facility. The Company was in compliance with all significant debt covenants as at March 31, 2008.

Credit ratings

Unsecured debt

As at May 12, 2008, the following credit ratings had been attributed to the senior unsecured debt of the Company:

Rating Agency	Rating
S&P	D
Dominion Bond Rating Service Limited	D

On November 20, 2007, Standard and Poor’s (“S&P”) lowered the Company’s credit rating from B to B-. On December 13, 2007, Dominion Bond Rating Service Limited (“DBRS”) lowered the Company’s credit rating from B to CCC. On December 18, 2007, S&P lowered the rating from B- to CCC and, on the following day, Moody’s Investors Service (“Moody’s”) lowered its rating from B3 to Caa2. On January 16, 2008, S&P and DBRS lowered their credit ratings, respectively, from CCC to D and from CCC to C. On January 21, 2008, the Company commenced the Insolvency Proceedings in Canada and in the US. On the same day, DBRS lowered its rating from C to D and the following day, Moody’s reduced its rating from Caa2 to Ca. Moody’s withdrew its rating of the Company’s unsecured debt securities on February 6, 2008.

Secured debt

Following the commencement of the Insolvency Proceedings, the Company’s senior secured superpriority DIP credit agreement has been rated. Accordingly, on February 11, 2008, Moody’s attributed an initial rating of Ba3 for the term loan portion of the DIP Facility and Ba2 for the revolving portion of the DIP Facility. S&P, on February 13, 2008 rated both the term loan and revolving portions of the DIP Facility BBB.

	Rating	Rating
Rating Agency	Term Loan	Revolver
Moody’s	Ba3	Ba2
S&P	BBB	BBB

4.3      Contractual cash obligations

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations be met at excessive cost. The Company has been under creditor protection since January 21, 2008 (Note 1).

As of March 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to the DIP financing, as described in Note 1, which is collateralized by substantially all of the Company’s assets. Since the Insolvency Proceedings described in Note 1, the Company has ceased to make payments of its interest and principal. These obligations and their maturities, notwithstanding the filings for creditor protection, were as follows:

Contractual Cash Obligations

($ millions)

	Remainder of					2013 and
	2008	2009	2010	2011	2012	thereafter	Total

Long-term debt	$1,674.7	$2.6	$2.8	$3.0	$3.2	$1,266.3	$2,952.6
Capital leases	60.7	7.6	8.0	9.6	9.0	17.2	112.1
Interest payments on long-term debt, and capital leases(1)	145.2	136.5	107.0	106.3	105.6	233.2	833.8
Operating leases	69.2	60.7	40.8	27.0	23.6	91.2	312.5
Capital asset purchase commitments	15.1	2.0	—	—	—	—	17.1
Total contractual cash obligations	$1,964.9	$209.4	$158.6	$145.9	$141.4	$1,607.9	$4,228.1

Figure 6

(1) Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed according to their contractual term, and the outstanding balance as at March 31, 2008.

The Company has major operating leases pursuant to which it has the option to purchase the underlying equipment (presses and binders) at the end of the term. Whether the equipment will be acquired at the end of the lease term will depend on circumstances prevailing at the time the option is available. The total terminal value of these operating leases expiring between 2008 and 2015 is approximately $32.8 million.

The Company monitors the funded status of its pension plans very closely. During the quarter ended March 31, 2008, the Company made contributions of $12.9 million ($12.3 million for the same period in 2007), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $43.6 million for 2008.

5.              Off-balance sheet arrangements and other disclosures

5.1      Off-balance sheet arrangements

The Company is party to various off-balance sheet arrangements. The Company’s 2007 annual MD&A contains a complete description of these arrangements.

5.2      Derivative financial instruments

The estimated fair value of the Company’s long-term debt, including the portion due within one year and liabilities subject to compromise, is not reasonably determinable given the current status of the Company while under creditor protection (see Note 1). The carrying value of other financial instruments approximated fair value due to the short maturities or the terms and conditions attached to these instruments.

Following the filing of creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were subsequently terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

During the three-month period ended March 31, 2008, the Company recorded a net gain of $32.0 million on derivative financial instruments for which hedge accounting was not used ($4.4 million for the same period in 2007), of which $12.3 million is presented as Reorganization items.

5.3      Related party transactions

Quebecor Inc., directly and through a wholly-owned subsidiary, holds 77.3% of the outstanding voting interests in Quebecor World. As a result, Quebecor Inc. has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Company emerges from the Insolvency Proceedings. In addition, any fundamental transaction or proposed change to Quebecor World’s organizational documents would require Court approval. Consequently, even though Quebecor Inc. currently holds 77.3% of the Company’s outstanding voting interests, it is unlikely that Quebecor Inc. will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Company.

5.4      Outstanding share data

Figure 7 discloses the Company’s outstanding share data as at May 2, 2008.

Outstanding Share Data

($ in millions and shares in thousands)

	May 2, 2008
	Issued and
	outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	136,995	1,253.0
First Preferred Shares, Series 3 - Classified as equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	3,024	74.0

		Figure 7

As of May 2, 2008, a total of 6,257,220 options to purchase Subordinate Voting Shares were outstanding, of which 3,451,964 were exercisable.

Effective as of March 1, 2008, 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares (including accrued and unpaid dividends thereon) were converted into an aggregate of 51,410,291 Subordinate Voting Shares at a conversion rate of 12.93125 Subordinate Voting Shares issued per converted Series 5 Preferred Share.

On March 27, 2008, the Company received notices with respect to 517,184 of its remaining 3,024,337 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares effective as of June 1, 2008.

6.              Controls and procedures

This section should be read in conjunction with Section 5.5 “Controls and procedures” of the Company’s annual MD&A for the year ended December 31, 2007 containing Management’s Report on Internal Control over Financial Reporting.

Evaluation of Disclosure Controls and Procedures

Quebecor World’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Senior Vice President and Chief Accounting Officer, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer, of the effectiveness of Quebecor World’s disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 adopted by the Canadian Securities Administrators. Based on that evaluation, the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer concluded that the disclosure controls and procedures were not effective as of the end of the first quarter of 2008, resulting from the fact that as of the end of such quarter, the remedial measures to address the material weaknesses discussed below are still in the process of being implemented.

Changes in Internal Control over Financial Reporting

The Company disclosed in its 2007 annual MD&A that it had identified material weaknesses in its internal control over financial reporting. Management also disclosed in its 2007 annual MD&A that it has put in place remediation plans intended to address the conditions leading to the material weaknesses that have been identified, which remediation plans consist of:

1.               The Company has created a Special Projects Group to manage the bankruptcy protection issues and requests. This is intended to alleviate some of the work overload in the finance and accounting departments.

2.               The Company has created a Restructuring Committee to manage the activities around various projects; this is intended to alleviate some of the work overload in the finance and accounting departments.

3.               The Company continues to leverage external resources with specific accounting expertise to consult on complex accounting matters. Management will exercise greater oversight and monitoring over these consultations.

4.               The Company continues to pursue hiring additional staff for the finance and accounting departments with key technical skills.

5.               The Company will develop and deploy a more comprehensive system to review and monitor complex and non-routine transactions.

6.               The Company will establish a system of cross-functional coordination and communication to provide for timely dissemination of information that could have an impact on the consolidated financial statements.

The Company will keep investors apprised of the progress that it expects to make in the above described remediation plans in its future Management Discussions and Analyses.

There were no changes to the Company’s internal control over financial reporting identified during the three months ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

7.              Critical accounting estimates and changes in accounting standards and adoption of new accounting policies

7.1      Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are generally defined as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company’s financial condition or results of operations. A complete discussion of the critical accounting estimates made by the Company is included in its 2007 annual MD&A. Management has not made any significant changes to these estimates and assumptions during the quarter ended March 31, 2008. Actual results could differ from those estimates, as further explained on Note 1 to the Company’s consolidated financial statements for the quarter ended March 31, 2008.

7.2      Changes in accounting standards and adoption of new accounting policies

Changes in accounting standards

Effective January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections.

•                Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this section requires disclosure of information on capital management, which are included in Note 15, Capital and Liquidity Management.

•                Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The adoption of these sections required disclosure of risks associated with financial instruments to which the Company is exposed to including sensitivity analysis and how the Company manages those risks. This information is included in Note 14, Financial Instruments.

•                Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. Upon adoption of this new section, in accordance with the transition rules, the Company adjusts opening retained earnings as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2008:

•    Decrease of inventory by $32.9 million

•    Increase of property, plant and equipment by $7.2 million

•    Decrease of future income taxes liabilities by $4.7 million

•    Increase of deficit by $21.0 million

Adoption of new accounting policies

During the first quarter of 2008

As a result of the Insolvency Proceedings, the Company will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Company is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management’s view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

Future adoption

The Company intends to change the September 30th measurement date to December 31st with regards to its pension and post-retirement benefits. The Company is currently evaluating the effect of this standard on its consolidated financial statements.

8.              Risk factors

The principal risk factors of the Company are set out in its 2007 annual MD&A that has been previously filed with the Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. The Company’s annual MD&A is also available at www.quebecorworld.com.

Additional risk factors that the Company is unaware of, or that the Company currently deems to be immaterial, may also become important factors that affect it. If any of such risks actually occurs, the Company’s business, cash flows, financial condition or results of operations could be materially adversely affected.

9.              Additional information

Additional information relating to Quebecor World for the year ended December 31, 2007 is available on the Company’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
May 15, 2008